SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of the Issuer)

LINE Corporation	NAVER Corporation NAVER J. Hub Corporation

(Name of Persons Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Classes of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

LINE Corporation JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan Phone Number: +81-3-4316-2050 Attention: Mr. Satoshi Yano	c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Toshiro Mochizuki, Esq. Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011, Japan Phone Number: +81-3-5251-1601	Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $536,290,176.88	U.S. $69,610.46

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 8,225,617, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 31, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 107.475, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on May 12, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,487,331, the number of ADSs outstanding as of the close of business on May 11, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 107.475, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on May 12, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $69,610.46

Form or Registration No.: Schedule TO

Filing Party: NAVER Corporation

Date Filed: May 27, 2020

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

THE OFFERS DESCRIBED IN THIS FILING HAVE NOT YET COMMENCED. THE INFORMATION CONTAINED IN THIS FILING IS PRELIMINARY AND SUBJECT TO CHANGE AND COMPLETION, AND THIS FILING DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. IF AND AT THE TIME THE U.S. OFFER (AS DEFINED BELOW) IS COMMENCED, NAVER CORPORATION, NAVER J. HUB CORPORATION AND SOFTBANK CORP. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AN AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO, NAVER CORPORATION, NAVER J. HUB CORPORATION AND LINE CORPORATION WILL FILE WITH THE SEC AN AMENDED TRANSACTION STATEMENT ON SCHEDULE 13E-3, AND LINE CORPORATION WILL FILE WITH THE SEC AN AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE AMENDED SCHEDULE TO, THE AMENDED SCHEDULE 13E-3 AND THE AMENDED SCHEDULE 14D-9 AND RELATED TENDER OFFER DOCUMENTS BEFORE MAKING A DECISION ABOUT THE U.S. OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE U.S. OFFER.

This transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (the “TSE”) and a consolidated subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER and (iii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly owned subsidiary of NAVER (“NAVER Purchaser” and, together with LINE and NAVER, the “Filing Persons” and each, a “Filing Person”). This Schedule 13E-3 relates to the joint offer by NAVER Purchaser and SoftBank Corp., a Japanese corporation (“SoftBank, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE, to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares” and each, a “Common Share”) of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act (such holders collectively, “U.S. Holders” and each, a “U.S. Holder”) and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs” and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located (the “U.S. Offer”), at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $50.32 per ADS based on an exchange rate of U.S. $1.00 = JPY 106.925, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on June 19, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated                  , 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The information contained in the U.S. Offer to Purchase, as well as the tender offer statement on Schedule TO filed by NAVER and the Purchasers with the SEC on                 , 2020 (as amended or supplemented from time to time, the “Schedule TO”) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by LINE with the SEC on                 , 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the U.S. Offer to Purchase, the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 13E-3 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Persons.

THE EXHIBITS HERETO MAKE REFERENCE TO A TENDER OFFER FOR THE COMMON SHARES OF Z HOLDINGS CORPORATION (“ZHD”), WHICH WILL NOT BE CONDUCTED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, AND WILL NOT BE EXTENDED TO, OR FOR THE BENEFIT OF, SHAREHOLDERS LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, WHO ARE DEFINITIVELY EXCLUDED THEREFROM. ANY PURPORTED TENDER OF COMMON SHARES OF ZHD BY A PERSON LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS WILL NOT BE ACCEPTED.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the U.S. Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b) This Schedule 13E-3 relates to the Common Shares and ADSs of LINE. As of March 31, 2020, there were 241,359,953 outstanding Common Shares (including Common Shares underlying ADSs) of LINE.

(c) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 6. Price Range of Common Shares and ADSs” is incorporated herein by reference.

(d) The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Trading Market; Dividends; Prior Public Offerings” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under “The U.S. Offer— Section 7. Dividends and Distributions” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—LINE Repurchases of Common Shares” is incorporated herein by reference.

The information set forth in “Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE” and “Special Factors—Section 14. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank” of the U.S. Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

The U.S. Offer—Section 9. Certain Information Concerning LINE

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

Schedule A – Directors and Executive Officers of LINE

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

LINE is both a filing person and the subject company.

(b)-(c) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

The U.S. Offer—Section 9. Certain Information Concerning LINE

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

Schedule A – Directors and Executive Officers of LINE

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

ITEM 4. TERMS OF THE TRANSACTION

(a) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

The U.S. Offer—Section 1. Terms of the U.S. Offer

The U.S. Offer—Section 2. Acceptance for Payment and Payment

The U.S. Offer—Section 3. Procedure for Tendering into the U.S. Offer

The U.S. Offer—Section 4. Withdrawal Rights

The U.S. Offer—Section 5. Income Tax Considerations

The U.S. Offer—Section 13. Conditions to the U.S. Offer

The U.S. Offer—Section 14. Required Regulatory Approvals; Certain Legal Matters

(c) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 9. Effects of the Offers

Special Factors—Section 10. Summary of the Transaction Documents

Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 15. Interests of Certain LINE Directors and Executive Officers in the Offers and the Transactions

The U.S. Offer—Section 8. Possible Effects of the Offers

(d) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 8. Additional Information—Appraisal Rights under the Japan Companies Act

Annex C—Articles 180 through 182-6 of the Japan Companies Act (English translation)

(e) The information set forth in the U.S. Offer to Purchase under “Special Factors—Section 11. Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)-(c) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 10. Summary of the Transaction Documents

(e) The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 10. Summary of the Transaction Documents

Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 14. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) The information set forth in the U.S. Offer to Purchase under “Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions” is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of LINE

Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Purchasers and Their Affiliates

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

Item 7. Purposes of the Transaction and Plans or Proposals

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

Special Factors—Section 9. Effects of the Offers

Special Factors—Section 10. Summary of the Transaction Documents

The U.S. Offer—Section 8. Possible Effects of the Offers

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)-(c) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

Item 7. Purposes of the Transactions and Plans or Proposals

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

(d) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation

Item 5. Person/Assets Retained, Employed, Compensated or Used

Item 8. Additional Information

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions

Special Factors—Section 9. Effects of the Offers

Special Factors—Section 10. Summary of the Transaction Documents

The U.S. Offer—Section 5. Income Tax Considerations

The U.S. Offer—Section 8. Possible Effects of the Offers

ITEM 8. FAIRNESS OF THE TRANSACTION

(a), (b) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

Item 4. The Solicitation or Recommendation—Certain LINE Forecasts

Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion of J.P. Morgan

Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion of BofA Securities

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 3. Recommendation by the Board of Directors and the Findings of the Special Committee of LINE

Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers

Special Factors—Section 5. Certain Financial Projections

Special Factors—Section 6. Financial Analyses and Opinion of J.P. Morgan

Special Factors—Section 7. Financial Analyses and Opinion of BofA Securities

Special Factors—Section 8. Financial Analyses of Deutsche Bank

(c) The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Unaffiliated Shareholder Approval Not Required” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under the “The U.S. Offer—Section 1. Terms of the U.S. Offer” is incorporated herein by reference.

(d), (e) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

Item 5. Person/Assets Retained, Employed, Compensated or Used

The information set forth in the U.S. Offer to Purchase under the “Special Factors—Section 3. Recommendation by the Board of Directors and the Findings of the Special Committee of LINE” is incorporated herein by reference.

(f) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

The information set forth in the U.S. Offer to Purchase under the “Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers” is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a), (b) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Annex A—Opinion of J.P. Morgan to the LINE Board, dated December 23, 2019

Annex B—Opinion of BofA Securities to the Special Committee of LINE, dated December 23, 2019

Item 4. The Solicitation or Recommendation—Background of the Offers and the Transactions

Item 4. The Solicitation or Recommendation—Findings of the Special Committee

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion of J.P. Morgan

Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion of BofA Securities

Item 5. Person/Assets Retained, Employed, Compensated or Used

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 1. Background of the Transactions

Special Factors—Section 3. Recommendation by the Board of Directors and the Findings of the Special Committee of LINE

Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers

Special Factors—Section 5. Certain Financial Projections

Special Factors—Section 6. Financial Analyses and Opinion of J.P. Morgan

Special Factors—Section 7. Financial Analyses and Opinion of BofA Securities

Special Factors—Section 8. Financial Analyses of Deutsche Bank

Copies of the opinion and presentation of JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) to LINE’s board of directors, dated December 23, 2019, are filed as Exhibit (c)(1) and Exhibit (c)(2) hereto, respectively, and are incorporated herein by reference. Copies of the public M&A premiums analysis of Merrill Lynch Japan Securities Co., Ltd. (“BofA Securities”), dated December 6, 2019, and the preliminary financial analyses of BofA Securities, dated December 11, 2019, to the Special Committee of LINE are filed as Exhibit (c)(3) and Exhibit (c)(4) hereto, respectively, and are incorporated herein by reference. Copies of the opinion and presentation of BofA Securities, dated December 23, 2019, to the Special Committee of LINE are filed as Exhibit (c)(5) and Exhibit (c)(6) hereto, respectively, and are incorporated herein by reference. A copy of the financial analyses of Deutsche Securities Korea Co. (“Deutsche Bank”) to NAVER’s board of directors, dated December 22, 2019, is filed as Exhibit (c)(7) hereto and is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at LINE’s principal executive offices located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan, during regular business hours, by any interested stockholder of LINE or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 12. Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 12. Source and Amount of Funds” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 15. Fees and Expenses” is incorporated herein by reference.

(d) The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 12. Source and Amount of Funds” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of LINE” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 14. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

The U.S. Offer—Section 11. Certain Information Concerning SoftBank, SBG and SBG Japan

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

Schedule D – Directors and Executive Officers of SoftBank

Schedule E – Directors and Executive Officers of SBG Japan

Schedule F – Directors and Executive Officers of SBG

(b) The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under the following headings is incorporated herein by reference:

Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE

Special Factors—Section 14. Certain Agreements between LINE or its Affiliates and NAVER, NAVER Purchaser and/or SoftBank

The U.S. Offer—Section 10. Certain Information Concerning NAVER and NAVER Purchaser

The U.S. Offer—Section 11. Certain Information Concerning SoftBank, SBG and SBG Japan

Schedule B – Directors and Executive Officers of NAVER Purchaser

Schedule C – Directors and Executive Officers of NAVER

Schedule D – Directors and Executive Officers of SoftBank

Schedule E – Directors and Executive Officers of SBG Japan

Schedule F – Directors and Executive Officers of SBG

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender in the Offers” is incorporated herein by reference:

The information set forth in the U.S. Offer to Purchase under “Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under the following headings is incorporated herein by reference:

Item 4. The Solicitation or Recommendation

Item 4. The Solicitation or Recommendation—Recommendation of the LINE Board

The information set forth in the U.S. Offer to Purchase under “Special Factors—Section 13. Transactions and Arrangements Concerning the Commons Shares and Other Securities of LINE” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Certain LINE Forecasts” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 9. Certain Information Concerning LINE” is incorporated herein by reference. The audited financial statements of LINE as of and for the fiscal years ended December 31, 2019 and December 31, 2018 are incorporated herein by reference to LINE’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on March 27, 2020.

(b) Not material.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 15. Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under the heading “Item 5. Person/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

None of LINE, NAVER or NAVER Purchaser employed or used any officer, employee or corporate assets of LINE in connection with the transaction. The information set forth in the U.S. Offer to Purchase under “The U.S. Offer—Section 15. Fees and Expenses” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

(b) Not applicable.

(c) The information set forth in the U.S. Offer to Purchase, the Common Share Acceptance Letter and ADS Letter of Transmittal is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated , 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on June 19, 2020).

(a)(1)(ii)*	Form of Common Share Acceptance Letter (English translation) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(iii)*	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(vi)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(vii)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(5)(i)*	Press Release issued by the Purchasers, dated , 2020 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(5)(ii)	Press Release issued by NAVER and SoftBank, dated November 18, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on November 18, 2019).

(a)(5)(iii)	Press Release issued by LINE and ZHD, dated November 18, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by LINE on November 18, 2019).

(a)(5)(iv)	Investor presentation materials prepared by LINE and ZHD, first made available on November 18, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by LINE on November 18, 2019).

Exhibit No.	Description

(a)(5)(v)	Email to LINE personnel from Takeshi Idezawa and Jungho Shin, dated November 18, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by LINE on November 18, 2019).

(a)(5)(vi)	Email to joint venture partners and other stakeholders from Takeshi Idezawa, first used or made available on November 18, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by LINE on November 18, 2019).

(a)(5)(vii)	Q&A Regarding the Capital Alliance Memorandum of Understanding on Business Integration prepared by LINE, first made available on December 5, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by LINE on December 5, 2019).

(a)(5)(viii)	Press Release issued by NAVER and SoftBank, dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(ix)	Press Release issued by NAVER and SoftBank, dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(x)	Press Release issued by LINE and ZHD, dated December 23, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by LINE on December 23, 2019).

(a)(5)(xi)	Press Release issued by LINE, dated December 23, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by LINE on December 23, 2019).

(b)(1)	Letter from Mizuho Bank, Ltd. to NAVER Corporation, dated December 18, 2019 (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by NAVER on December 23, 2019).

(b)(2)	Letter from Sumitomo Mitsui Banking Corporation to NAVER Corporation, dated December 19, 2019 (incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by NAVER on December 23, 2019).

(c)(1)	Opinion of J.P. Morgan to LINE’s Board of Directors, dated December 23, 2019.

(c)(2)**	Presentation of J.P. Morgan to LINE’s Board of Directors, dated December 23, 2019.

(c)(3)**	Public M&A Premiums Analysis of BofA Securities to the Special Committee of LINE, dated December 6, 2019.

(c)(4)**	Preliminary Financial Analyses of BofA Securities to the Special Committee of LINE, dated December 11, 2019.

(c)(5)**	Opinion of BofA Securities to the Special Committee of LINE, dated December 23, 2019.

(c)(6)**	Presentation of BofA Securities to the Special Committee of LINE, dated December 23, 2019.

(c)(7)**	Financial Analyses of Deutsche Bank to NAVER’s Board of Directors, dated December 22, 2019.

Exhibit No.	Description

(d)(1)	Business Integration Agreement by and among NAVER, LINE, SoftBank and ZHD, dated as of December 23, 2019 (English translation) (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by NAVER on December 23, 2019).

(d)(2)	Transaction Agreement by and between NAVER and SoftBank, dated as of December 23, 2019 (English translation) (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by NAVER on December 23, 2019).

(f)**	Articles 180 through 182-6 of the Japan Companies Act (English translation).

(g)	None.

*	To be filed by amendment.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                 , 2020

LINE CORPORATION

By:
Name:
Title:

NAVER CORPORATION

By:
Name:
Title:

NAVER J. HUB CORPORATION

By:
Name:
Title: